EXHIBIT 19

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES:

     Data General Corporation reported net income of $7.1 million, or $.17 per share, on revenues of $323.2 million for its third quarter of fiscal 1996, which ended June 29.

     The third quarter revenues were 15 percent higher than last year's comparable quarter revenues of $280.5 million. For the third quarter of 1995, the company reported a net loss of $61.4 million, or $1.65 per share. The third quarter 1995 results included a restructuring charge of $43.0 million.

     Product revenues for the quarter increased 25 percent over the third quarter of last year, as both of our major businesses, the AViiON server and CLARiiON storage lines, posted significant increases.

     We are most encouraged that during the third quarter, which has historically been difficult for us, we achieved profitability for the fourth consecutive quarter. Particularly satisfying was the growth from our Intel based server line, which in the third quarter represented 37 percent of all AViiON revenues.

     Overall AViiON revenues were up 22 percent over last year's comparable quarter. We believe we are well positioned now that we have begun a new product cycle of enterprise servers based on the Intel Pentium Pro processor.

     As the result of the increased revenue and a shift in overall product mix, margins improved over the prior year quarter.

     Earlier this month Data General announced that volume shipment of AViiON systems based on Intel's Standard High Volume (SHV) motherboards has begun. In recent tests, the new servers outperformed RISC-based systems from IBM, Hewlett-Packard and Digital Equipment in the SPECint_rate_95 benchmark and produced the best Transaction Processing Council Benchmark C (TPC-C) performance per CPU to date.

     With their performance, scalability, and high availability features, our new AV 4900 and 5900 servers are the first true enterprise-level servers to use Intel's Pentium Pro SHV motherboards. The Intel SHV motherboard used in these systems is the basic building block we will use to make powerful high-end, multi-processor AViiON systems based on state-of-the-art NUMA
(Non Uniform Memory Access) technology, which we plan to introduce late this year.

     To further strengthen our position as the industry leader in NUMA technology, Data General established the NUMALiiNE Business Unit in June. The new unit, under Vice President Phil Gerskovich, has been chartered to develop OEM relationships and a worldwide distribution network for our NUMA technology. Several leading international companies, including ICL in the United Kingdom, Dansk Data Elektronik in Denmark, and Daewoo Telecom in Korea have already announced plans to integrate Data General's NUMALiiNE technology into their high-end systems.

     Revenues for our CLARiiON storage line were 39 percent higher than last year's third quarter. CLARiiON continues to be the industry leader in providing advanced high availability and data integrity storage capabilities for enterprise computing. Later this year we plan to enhance our current line and introduce a family of products based on fibre channel technology.

     During the third quarter Data General shipped its 25,000th CLARiiON disk array with the milestone system going to Hewlett-Packard.

     In addition to the NUMALiiNE Business Unit, we also announced during the quarter the formation of the THiiN Line Business Unit, under the direction of Senior Vice President Tom West. The THiiN Line unit will develop and market internet appliances, such as "thin servers", which are designed for fast information access on the internet.

     Revenues for the first three quarters of 1996 totaled $986 million, an increase of 16 percent over the $846.5 million in revenues reported for the first nine months of fiscal 1995.

     For the nine-month period, Data General reported net income of $18.2 million, or $.44 per share. For the same period last year Data General reported a net loss of $48.2 million, or $1.29 per share. The 1995 figures included a one-time, pre-tax gain of $44.5 million resulting from the settlement of a software copyright and infringement and trade secret lawsuit against Northrop Grumman Corporation, as well as the $43.0 million restructuring charge.

     Data General's financial position continues to be strong with cash and marketable securities of $172 million at the end of the third quarter.

     Data General is well positioned with the technology leadership we have established with our AViiON server and CLARiiON storage lines, and the significant opportunities we see in the emerging areas of NUMA technology and the internet.

Respectfully submitted,



Ronald L. Skates
President and Chief Executive Officer
August 8, 1996

     Statements concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses or other financial items; product or service line growth, plans or objectives; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements", as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, fluctuations in customer demand, order patterns and inventory levels, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, general economic conditions, as well as other risks detailed in the company's filings with the Securities and Exchange Commission, including Data General's Quarterly Report on Form 10-Q for the third fiscal quarter, which ended June 29, 1996.


     AViiON and CLARiiON are registered trademarks, and NUMALiiNE and THiiN are trademarks of Data General Corporation. All other brand and product names referenced herein are trademarks or registered trademarks of their respective companies.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
                                     Quarter Ended       Nine Months Ended
                                    ----------------     -----------------
                                    June 29,  July 1,     June 29,  July 1,
in thousands, except net income
(loss) per share                      1996     1995         1996     1995
- ----------------------------------------------------------------------------
Revenues:
 Product  . . . . . . . . . . . . .$224,083  $179,708    $688,444  $544,931
 Service  . . . . . . . . . . . . .  99,136   100,786     297,579   301,559
                                   --------  --------    --------  --------
  Total revenues. . . . . . . . . . 323,219   280,494     986,023   846,490
                                   --------  --------    --------  --------
Costs and expenses:
 Cost of product revenues . . . . . 147,232   126,491     463,928   368,222
 Cost of service revenues . . . . .  64,036    64,191     193,215   193,160
 Research and development . . . . .  25,801    22,807      71,433    64,059
 Selling, general, and
 administrative . . . . . . . . . .  76,563    84,268     231,927   257,356
 Restructure charge . . . . . . . .      -     43,000         -      43,000
                                    -------   -------     -------   -------
  Total costs and expenses. . . . . 313,632   340,757     960,503   925,797
                                    -------   -------     -------   -------
Income (loss) from operations . . .   9,587   (60,263)     25,520   (79,307)

Interest income . . . . . . . . . .   1,833     2,811       5,759     7,584
Interest expense. . . . . . . . . .   3,279     3,427      10,095    10,483
Other income, net . . . . . . . . .      -         -           -     41,972
                                    -------   -------      ------    ------
Income (loss) before income taxes. .  8,141   (60,879)     21,184   (40,234)
Income tax provisions . . . . . . .   1,000       505       3,000     8,005
                                    -------   -------      ------    ------
Net income (loss) . . . . . . . . .  $7,141  $(61,384)    $18,184  $(48,239)
                                    =======   =======      ======    ======
Net income (loss) per share . . . .   $0.17    $(1.65)      $0.44    $(1.29)
                                      =====    ======       =====    ======
Weighted average shares outstanding,
including common stock equivalents,
where applicable. . . . . . . . . .  41,514    37,192      41,060    37,437

No cash dividends have been declared or paid since inception.
The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                   (Unaudited)
                                                     June 29,     Sept. 30,
dollars in thousands                                  1996          1995
- ----------------------------------------------------------------------------
Assets
Current Assets:
 Cash and temporary cash investments. . . . . . . . $137,103      $117,201
 Marketable securities. . . . . . . . . . . . . . .   34,915        71,617
 Receivables, net . . . . . . . . . . . . . . . . .  259,083       251,123
 Inventories. . . . . . . . . . . . . . . . . . . .  127,654       124,145
 Other current assets . . . . . . . . . . . . . . .   27,410        27,399
                                                    --------      --------
   Total current assets . . . . . . . . . . . . . .  586,165       591,485

Property, plant, and equipment, net . . . . . . . .  176,814       174,914
Other assets . . . . . . . . . . . . . . .  . . . .   68,468        65,619
                                                    --------      --------
                                                    $831,447      $832,018
                                                    ========      ========
Liabilities and stockholders' equity
Current liabilities:
 Notes payable. . . . . . . . . . . . . . . . . . . $  1,941      $  2,033
 Accounts payable . . . . . . . . . . . . . . . . .   99,512       116,313
 Other current liabilities. . . . . . . . . . . . .  234,300       251,880
                                                     -------       -------
   Total current liabilities. . . . . . . . . . . .  335,753       370,226
                                                     -------       -------
Long-term debt . . . . . . . . . . . . . . . . . . . 151,889       153,457
                                                     -------       -------
Other liabilities . . . . . . . . . . . . . . . . .   22,188        28,791
                                                     -------       -------
Stockholders' equity:
 Common stock:
   Outstanding - 39,187,000 shares at Jun. 29, 1996
   and 37,933,000 shares at Sept. 30, 1995 (net of
   deferred compensation of $8,489 at Jun. 29, 1996
   and $9,588 at Sept. 30, 1995). . . . . . . . . .  456,168       446,762
 Accumulated deficit. . . . . . . . . . . . . . . . (145,442)     (163,626)
 Unrealized gains on marketable securities. . . . . . 16,766          -
 Cumulative translation adjustment. . . . . . . . . . (5,875)       (3,592)
                                                     -------       -------
   Total stockholders' equity. . . . . . . . . . . . 321,617       279,544
                                                     -------       -------
                                                    $831,447      $832,018
                                                    ========      ========

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
                                                          Nine Months Ended
                                                          -----------------
                                                           June 29,  July 1,
in thousands                                                 1996     1995
- ----------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss) . . . . . . . . . . . . . . . . . .    $ 18,184  $(48,239)
 Adjustments to reconcile net income (loss) to
  net cash provided from operating activities:
   Depreciation. . . . . . . . . . . . . . . . . . . . . .  60,141    55,759
   Amortization of capitalized software development
   costs. . . . . . . . . . . . . . . . . . . . . . . . . . 14,647    13,178
   Other non-cash items, net. . . . . . . . . . . . . . . .  9,787    16,612
   Change in operating assets and liabilities. . . . . . . (54,916)   46,118
                                                           -------    ------
  Net cash provided from operating activities. . . . . . .  47,843    83,428
                                                           -------    ------
Cash flows from investing activities:
 Expenditures for property, plant, and equipment. . . . . .(74,268)  (73,943)
 Net proceeds from the sales (purchases) of
 marketable securities. . . . . . . . . . . . . . . . . .   56,460   (44,877)
 Capitalized software development costs. . . . . . . . . . (22,603)  (20,625)
 Other. . . . . . . . . . . . . . . . . . . . . . . . . . . 10,599      (600)
                                                            ------    ------
   Net cash used by investing activities. . . . . . . . .  (29,812) (140,045)
                                                            ------   -------
Cash flows from financing activities:
 Cash provided from stock plans. . . . . . . . . . . . . .   6,364     3,955
 Repayment of long-term debt.. . . . . . . . . . . . . . .  (3,000)   (2,700)
                                                             -----     -----
  Net cash provided from financing activities.. . . . . . .  3,364     1,255
                                                             -----     -----
Effect of foreign currency rate fluctuations
 on cash and temporary cash investments. . . . . . . . . . .(1,493)    2,512
                                                             -----     -----
Increase (decrease) in cash and temporary cash investments. 19,902   (52,850)
Cash and temporary cash investments - beginning of period. 117,201   142,448
                                                           -------   -------
Cash and temporary cash investments - end of period. . .  $137,103  $ 89,598
                                                          ========  ========
Supplemental disclosure of cash flow information:
  Interest paid. . . . . . . . . . . . . . . . . . . .  . $ 11,095  $ 11,355
  Income taxes paid. . . . . . . . . . . . . . . . . . . .$  1,679  $  1,308

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.  Consolidated Balance Sheet Details

                                                  June 29,     Sept. 30,
in thousands                                        1996         1995
- -----------------------------------------------------------------------------
Inventories:
 Raw materials. . . . . . . . . . . . . . . . .  $  6,740     $  9,173
 Work in process. . . . . . . . . . . . . . . . . .47,761       28,309
 Finished systems. . . . . . . . . . . . . . . . . 40,618       51,199
 Field engineering parts
   and components. . . . . . . . . . . . . . . . . 32,535       35,464
                                                 --------     --------
                                                 $127,654     $124,145
                                                 ========     ========
Property, plant, and equipment:
  Property, plant, and
  equipment. . . . . . . . . . . . . . . . . .   $654,234     $635,000
  Accumulated
  depreciation. . . . . . . . . . . . . . . . .  (477,420)    (460,086)
                                                 --------     --------
                                                 $176,814     $174,914
                                                 ========     ========


Note 2.  Accounting Policies
     In March 1996, a certain equity security, held by the company as an investment and previously accounted for under the cost method, began trading on a public stock exchange. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, this security is now considered to be readily marketable and is accounted for at fair market value. The security is classified as available for sale with the corresponding unrealized holding gain included as a separate component of shareholders' equity.

Note 3.  Basis of Presentation and Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1995 Annual Report. The results of operations for the quarter ended June 29, 1996 are not necessarily indicative of the results of the entire fiscal year.